Exhibit 2.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

BY AND AMONG

EBAY INC.,

EBAY INTERNATIONAL MANAGEMENT B.V.

AND

ASTINLUX FINCO S.À R.L.

DATED AS OF JULY 14, 2021

TABLE OF CONTENTS

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THIS SHARE PURCHASE AGREEMENT (the “Agreement”) is made on July 14, 2021,

by and among:

1.	EBAY INC., a Delaware corporation,

hereinafter, “eBay”

2.	EBAY INTERNATIONAL MANAGEMENT B.V., a Dutch private limited liability company, with registered address at Mr. Treublaan 7, 1097 DP Amsterdam, the Netherlands,

hereinafter, the “Seller” and the Seller together with eBay, the “Seller Parties”;

and:

3.	ASTINLUX FINCO S.À R.L., a limited liability company (Société à responsabilité limitée) organised under the laws of Luxembourg, with registered address at 488, route de Longwy, L-1940 Luxembourg hereinafter, the “Purchaser”.

The Seller Parties and the Purchaser are individually referred to as a “Party” and collectively referred to as the “Parties”.

WHEREAS

(A)	eBay and ADEVINTA ASA, a public company with limited liability organized under the laws of Norway with business registration number 921 796 226 (the “Company”), entered into a Transaction Agreement, dated as of July 20, 2020, pursuant to which eBay, directly and through certain of its subsidiaries, transferred its Classifieds business to the Company in exchange for, among other things, Company Shares (as defined below).
(B)	As of the date hereof:
-	The Company has share capital of NOK 244,988,596.20, divided into 1,027,422,753 class A (ordinary) shares (“Class A Shares”) and 197,520,228 class B (non-voting) shares (“Class B Shares,” and together with the Class A Shares, the “Company Shares”); and
-	the Seller owns 137,737,961 Class A Shares.
(C)	The Class A Shares are listed on the Oslo Stock Exchange.
(D)	The Purchaser has confirmed to the Seller Parties that it has secured all required financing to consummate the Sale (as defined below) and that such financing will remain available throughout the period leading up to the consummation of the Sale.

(E)	The Purchaser wishes to purchase from the Seller (who is an Affiliate of, and controlled by, eBay), and the Seller wishes to sell to the Purchaser, 124,944,185 Class A Shares and, at the Purchaser’s option if exercised in accordance with Article 2, an additional 9,799,543 Class A Shares, subject to the terms and conditions set forth herein (the “Sale”).

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions

As used herein, the following terms have the respective meanings set forth below:

“Additional Shares”	shall have the meaning set forth in Article 2.
“Affiliate”	shall mean, in relation to any Person, any other Person which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, however, that for purposes of this Agreement, no Group Company shall be an Affiliate of eBay or any of its subsidiaries. The term “control” as used in this definition (including its correlative meanings “controlled by” and “under common control with”) means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of such Person. With respect to the Purchaser, operating/portfolio companies directly or indirectly held by funds directly or indirectly controlling the Purchaser shall not be deemed to be Affiliates of the Purchaser.
“Agreement”	shall have the meaning set forth in the Preamble.
“Back Leverage”	shall mean (a) any loans, indebtedness or derivatives (including cash settled swaps and total return swaps) (i) to finance all or a portion of the purchase by the Purchaser of any Transferred Shares, (ii) to finance a return of capital with respect to an investment in any Transferred Shares, (iii) to refinance or replace any loans, indebtedness or derivatives described in the foregoing clauses (i) or (ii), or (iv) which are otherwise secured by a pledge, mortgage, hypothecation, or any other Encumbrance on any Equity Securities, or (b) Encumbrances to secure payment of any such loans, indebtedness or derivatives and related obligations.
“Base Shares”	shall have the meaning set forth in Article 2.

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“Business Day”	shall mean a day other than (a) a Saturday or a Sunday, (b) a day that is not a trading day on either of the Oslo Stock Exchange or the New York Stock Exchange, or (c) a day in which banks in Oslo, Norway, Luxembourg, Grand Duchy of Luxembourg, Guernsey, Channel Islands or the City of New York, New York are authorized or required by law to remain closed.
“Class A Shares”	shall have the meaning set forth in the Recitals.
“Class B Shares”	shall have the meaning set forth in the Recitals.
“Closing”	shall have the meaning set forth in Article 6.4.
“Closing Date”	shall have the meaning set forth in Article 6.4.
“Company”	shall have the meaning set forth in the Recitals.
“Company Shares”	shall have the meaning set forth in the Recitals.
“eBay”	shall have the meaning set forth in the Preamble.
“Encumbrance”	shall mean any mortgage, security interest, pledge, charge, lien, assignment by way of security, option or right of pre-emption or other encumbrance.
“Equity Commitment Letters”	shall have the meaning set forth in Article 8.4(a).
“FDI”	shall have the meaning set forth within the definition of “Regulatory Approvals”.
“Governmental Authority”	shall mean any governmental, antitrust, or regulatory authority, any stock exchange, or any court, tribunal, or judicial or arbitral body of competent jurisdiction.
“Group Companies” “Holding VPS Account”	shall mean the Company and its subsidiaries. shall have the meaning set out in Article 6.5(b)(iii).
“LIRA”	shall mean the Liquidity and Information Rights Agreement, by and among the Company, the Seller Parties, eBay International Holding GmbH and Schibsted (as defined below), dated as of June 25, 2021.
“Long Stop Date”	shall mean December 31, 2021.

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“Option Exercise Notice”	shall have the meaning set forth in Article 2.
“Party” or “Parties”	shall have the meaning set forth in the Preamble.
“Person”	shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, association, organisation, labour union or other entity or any Governmental Authority.
“Purchase Price”	shall have the meaning set forth in Article 3.
“Purchaser”	shall have the meaning set forth in the Preamble.
“Purchaser Assumed Percentage”	shall mean (a) the total number of Base Shares plus, if an Option Election Notice is timely delivered pursuant to Article 2, the total number of Additional Shares, divided by (b) the total number of Company Shares outstanding as of the date hereof.
“Regulatory Approvals”	shall mean (a) any antitrust approvals required to be obtained prior to consummation of the Sale under the applicable Regulatory Rules of Germany (i.e., either merger approval or formal or informal confirmation from the Bundeskartellamt, also known as the Federal Cartel Office or FCO, that Purchaser and its Affiliates will not obtain competitively significant influence in the sense of sec. 37 par. 1 no. 4 of the German Act against Restraints of Competition (GWB) over the business of the Group Companies as a result of the consummation of the Sale) and (b) any approval for inward investment by a foreign-domiciled entity (“FDI”) required to be obtained prior to consummation of the Sale under the applicable Regulatory Rules of Australia, Italy and Spain.
“Regulatory Rules”	shall mean any European, supra-national, national, state, federal, regional, provincial, domestic or foreign statute, law, regulation, order, or decree (a) on merger-control or designed to prohibit, restrict or regulate business combinations or (b) on FDI.
“Sale”	shall have the meaning set forth in the Recitals.
“Schibsted”	shall mean Schibsted ASA, a public company with limited liability organized under the laws of Norway with business registration number 933 739 384.
“Seller Parties”	shall have the meaning set forth in the Preamble.
“Seller” “Transfer Instruction and Authorization”	shall have the meaning set forth in the Preamble. shall have the meaning set forth in Article 6.5(b)(iii).
“Transferred Shares” “VPS Account Registrar”	shall have the meaning set forth in Article 2. shall mean the registrar services department of DNB Bank ASA.

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1.2	Interpretation
(a)	The definitions set forth herein shall apply equally to both the singular and plural forms of the terms defined.
(b)	All references in this Agreement to Articles shall be deemed to be references to Articles to this Agreement unless the context shall otherwise require.
(c)	The titles of Articles of this Agreement are for convenience of reference only and shall not affect the interpretation of the provisions of this Agreement.
(d)	The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.
(e)	The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
(f)	The word “or” shall be non-exclusive (i.e., where two items or qualities are separated by the word “or,” the existence of one item or quality shall not be deemed to be exclusive of the existence of the other, such that the word “or” shall be deemed to include the word “and”).
(g)	If a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day and including the relevant last day of this period of time.
(h)	Unless otherwise expressly provided in this Agreement, any agreement, instrument or statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes (except to the extent that any statute made or enacted after the date of this Agreement would create or increase the liability of the Seller Parties hereunder) and references to all attachments thereto and instruments incorporated therein.
(i)	Any reference in this Agreement to a “notice” shall be deemed to be a reference to a “written notice” (and the words “notify”, “notified” and “notification” shall be interpreted accordingly).
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2.	SALE AND PURCHASE OF SHARES

Subject to the terms and conditions set forth herein, on the Closing Date, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, (a) 124,944,185 Class A Shares (the “Base Shares”), (b) if (and only if) the Purchaser delivers written notice to the Seller Parties within thirty (30) days from the date hereof of its irrevocable election to purchase an additional 9,799,543 Class A Shares from the Seller (the “Option Exercise Notice”), an additional 9,799,543 Class A Shares (the “Additional Shares”) and (c) any Company Shares received by the Seller prior to the Closing Date in respect of the Transferred Shares pursuant to (i) any split or subdivision of Company Shares or (ii) any pro rata dividend or distribution of Company Shares by the Company (any such shares, “Extraordinary Shares” and together with the Base Shares and the Additional Shares, the “Transferred Shares”), in each case, free from and clear of any Encumbrances (other than pursuant to the LIRA or any agreement entered into by all of the Parties related to Company Shares or set out in the Company’s articles of association), together with all rights attached thereto as from the Closing Date.

3.	PURCHASE PRICE

The aggregate consideration payable by the Purchaser to the Seller on the Closing Date for the Transferred Shares shall be, (a) if the Purchaser elects to acquire the Additional Shares and timely delivers the Option Exercise Notice in accordance with Article 2, €2,048,292,534.47, or, (b) if the Purchaser does not elect to acquire the Additional Shares or does not timely deliver the Option Exercise Notice in accordance with Article 2, €1,899,325,817.68; provided that, in each case of clauses (a) and (b), such aggregate consideration shall be reduced by the aggregate amount (in euros) of any and all cash dividends and cash distributions paid by the Company to Seller prior to the Closing Date in respect of the Transferred Shares, calculated based on a NOK/euro exchange rate of 10.328 (the net aggregate consideration payable in accordance with this Article 3 and, if applicable, pursuant to Article 5(b), the “Purchase Price”).

The Purchase Price shall be paid at the Closing by the Purchaser to the Seller in accordance with Article 6.

4.	REGULATORY FILINGS
(a)	The Purchaser shall make or cause to be made all notifications, filings and submissions required to obtain all Regulatory Approvals as soon as reasonably possible and within 15 Business Days of signing of this Agreement, or, in the case of other submissions, receipt of a request or invitation from any relevant Governmental Authority in connection with obtaining any Regulatory Approvals, and will supply any additional information, including requests for production of documents and production of witnesses for interviews or depositions, and take all actions (including offering and giving (and not withdrawing) any and all undertakings and/or commitments to, and agreeing to all conditions), in each case that may be required pursuant to applicable Regulatory Rules or requested by any Governmental Authority to obtain all Regulatory Approvals and satisfy the conditions precedent set forth in Article 6.1 as promptly as practicable and in any event prior to the Long Stop Date.
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(b)	The Seller Parties undertake to assist and cooperate with the Purchaser in preparing and filing any and all written communications that are to be submitted to any Governmental Authorities in connection with obtaining all Regulatory Approvals or otherwise relating to any Regulatory Rules, by providing to the Purchaser any and all documents, data and other information which are required in connection therewith or as may be reasonably requested by the competent Governmental Authorities; provided that any delay in the Seller Parties so providing any such required documents, data or other information shall operate to extend the 15 Business Day deadline pursuant to Article 4 (a) accordingly; and further provided that any information that is competitively sensitive may be shared with the Purchaser’s external counsel only. To the extent any such filings are under applicable laws to be made jointly by the Seller and the Purchaser, such filings shall, unless otherwise requested by the Seller and to the extent permitted by law, be made by the Purchaser also on behalf of the Seller, and the Purchaser may in that case withdraw any filings or agree with any Governmental Authority on an extension of any applicable examination periods only with the prior written consent (including e-mail) of the Seller Parties.
(c)	The Purchaser shall, in each case in connection with the performance of its obligations under this Article 4, (i) without undue delay provide the Seller Parties with copies of all written communications to or from any Governmental Authority relating to any Regulatory Rules; provided that portions of such copies that are competitively sensitive may be designated as “outside counsel only”; (ii) keep the Seller Parties reasonably informed of any substantive communication received from or given to any Governmental Authority in connection with any Regulatory Approvals; (iii) permit the Seller Parties to review in advance, and incorporate the Seller Parties’ reasonable comments on, any substantive communication given by the Purchaser to any Governmental Authority; and (iv) without undue delay (A) notify the Seller Parties of the receipt of any Regulatory Approvals or information from any Governmental Authority that Regulatory Approvals will be obtained, or have not been or will not be obtained, and (B) provide copies of such approvals or notification, if available.
5.	PURCHASER’S AND SELLER’S COVENANTS
(a)	The Purchaser undertakes that, prior to the Closing, the Purchaser shall not, without the prior written consent of eBay, amend, modify or waive any provision of the Equity Commitment Letters.
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(b)	If, at any time during the period commencing after the date that is 30 days after the date hereof and ending on the third Business Day prior to the Closing Date, the Company effectuates a rights offering pursuant to which the holders of Company Shares receive rights to subscribe for additional Company Shares, the Purchaser may deliver a written election notice to require that the Seller use commercially reasonable efforts to exercise any such rights it receives in order to purchase a number of additional Company Shares that is equal to the total number of Company Shares afforded by such rights offering multiplied by the Purchaser Assumed Percentage; provided, however, that prior to any such exercise and purchase by the Seller, the Purchaser shall provide the Seller with assurance reasonably satisfactory to the Seller that the Purchaser will have sufficient immediately available funds to enable it to make all payments required to be made by it hereunder; and provided, further, that the Seller shall not be obligated to exercise any rights or acquire any additional Company Shares that would trigger any tender offer or other obligation under applicable laws and regulations. In the event that any such election is timely made by Purchaser, any Company Shares purchased by the Seller pursuant thereto (“Capital Raise Shares”) shall constitute Transferred Shares, and the Purchase Price payable by the Purchaser to the Seller at the Closing shall be increased by the aggregate amount paid by the Seller to acquire such Capital Raise Shares.
6.	CLOSING CONDITIONS AND CLOSING
6.1	Conditions precedent to the Parties’ obligation

The obligation of the Parties to consummate the Sale as provided hereunder shall be subject to the satisfaction at or prior to the Closing of the following conditions (either of which may be waived, in whole or in part, by the mutual written agreement of the Purchaser and eBay to the extent permitted by applicable law):

(a)	all Regulatory Approvals shall have been received (which includes implied approval through the expiry or termination of any applicable waiting period); and
(b)	there shall not be any existing or threatened legal action by any Governmental Authority of competent jurisdiction or any judgment, decree or order having been entered, which would prevent the consummation of the Sale.
6.2	Conditions precedent to the Purchaser’s obligation

The obligation of the Purchaser to consummate the Sale shall also be subject to the satisfaction at or prior to the Closing of all of the following conditions (any of which may be waived, in whole or in part, by the Purchaser):

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(a)	the representations and warranties of the Seller Parties set forth in Article 7 of this Agreement shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date; and
(b)	the Seller Parties shall have performed in all material respects the covenants and agreements of the Seller Parties required to be performed on or before the Closing Date in accordance with this Agreement.
6.3	Conditions precedent to the Seller’s obligation

The obligation of the Seller to consummate the Sale shall also be subject to the satisfaction at or prior to the Closing of all of the following conditions (any of which may be waived, in whole or in part, by eBay):

(a)	the representations and warranties of the Purchaser set forth in Article 8 of this Agreement shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date; and
(b)	the Purchaser shall have performed in all material respects the covenants and agreements of the Purchaser required to be performed on or before the Closing Date in accordance with this Agreement.
6.4	Closing Date and place of the Closing

The consummation of the Sale (the “Closing”) shall take place on the fifth (5th) Business Day after the date on which all of the conditions set forth in Articles 6.1, 6.2 and 6.3 of this Agreement (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, or at such other time or date as may be mutually agreed upon in writing by the Parties (the date on which the Closing occurs, the “Closing Date”).

6.5	Closing and Post-Closing Actions
(a)	At least three (3) Business Days before the Closing Date, (i) the Purchaser shall provide written notice to the Seller with all of the relevant details with respect to the securities trading account(s) to which the Transferred Shares will be transferred at the Closing and (ii) the Seller shall provide written notice to the Purchaser of the bank account(s) to which the Purchase Price will be transferred at the Closing.
(b)	At the Closing:
(i)	the Purchaser shall pay the Purchase Price, in immediately available funds by way of wire transfer, to the bank account(s) specified by the Seller in accordance with Article 6.5(a)(ii);
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(ii)	the Seller shall transfer, or cause to be transferred, the Transferred Shares to the securities trading accounts(s) specified by the Purchaser in accordance with Article 6.5(a)(i); and
(iii)	upon and simultaneously with the payment of the Purchase Price according to Articles 6.5(b)(i) above, the Seller shall provide to the Purchaser a copy of a written confirmation from the VPS Account Registrar that: (i) the Transferred Shares are held in a securities trading account the relevant details of which are specified in such written confirmation (“Holding VPS Account”); (ii) the Holding VPS Account has been blocked for transfers of Transferred Shares without the prior written confirmation of the Purchaser pursuant to the Transfer Instruction and Authorization (as defined below); and (iii) the Seller has issued a transfer instruction to the VPS Account Registrar (the “Transfer Instructions and Authorization”) authorizing the Purchaser to take any and all necessary steps on the Seller’s behalf to give effect to the transfer.

The effectiveness of each of the closing obligations and deliverables set forth in this Article 6.5(b) is conditioned upon the fulfilment of each of the other closing obligations and deliverables, and each such obligation or deliverable shall be fulfilled or delivered substantially concurrently with each of the other closing obligations and deliverables.

(c)	The Seller shall pay to the Purchaser (to the bank account(s) specified by the Purchaser in writing reasonably in advance of such payment) the aggregate amount of any and all cash dividends in respect of the Transferred Shares that are (i) declared by the Company after the date hereof and prior to the Closing Date and (ii) payable, but have not yet been paid, to the Seller as of the Closing, promptly after the receipt by the Seller of any such cash dividends.
7.	REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

The Seller Parties represent and warrant as of the date hereof and as of the Closing Date to the Purchaser as set forth in this Article 7.

7.1	Corporate status
(a)	Each Seller Party is validly organised and existing under the laws of its jurisdiction of incorporation.
(b)	No step has been taken or legal proceedings started against either Seller Party for its winding-up, liquidation, bankruptcy, or dissolution under applicable laws in any relevant jurisdiction, nor is either Seller Party insolvent.
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7.2	Authority
(a)	The Seller Parties have full corporate or similar organizational power and authority to execute and perform this Agreement in accordance with its terms. The terms of this Agreement constitute valid, legal and binding obligations upon the Seller Parties in accordance with its terms.
(b)	Execution of this Agreement by each Seller Party and performance by each Seller Party of its obligations under this Agreement does not constitute a breach of or default under any agreement or instrument to which either Seller Party is a party or by which it is bound or under any order, judgment, decree or other restriction (including statutory and regulatory provisions, but excluding any Regulatory Approvals) applicable to either Seller Party, except as would not reasonably be expected to prevent or materially delay the consummation of the Sale by the Seller Parties.
7.3	Transferred Shares
(a)	Immediately prior to the Closing, the Seller shall have full and valid ownership of the Transferred Shares, free of all Encumbrances (other than Encumbrances pursuant to the LIRA or any agreement entered into by the Purchaser or any of its Affiliates, or restrictions imposed by any applicable securities laws or set out in the Company’s articles of association).
(b)	At the Closing, the Transferred Shares shall be validly issued and fully paid.
7.4	Consents

No consent, approval, or authorization of any Governmental Authority is required to be obtained or made by any of the Seller Parties in connection with the consummation of the Sale, other than the Regulatory Approvals.

7.5	No other representations or warranties

Neither of the Seller Parties makes any representation or warranty, express or implied, in connection with the transactions contemplated by this Agreement other than as set forth in this Article 7 and the Seller Parties shall not have any other liability towards the Purchaser in relation to the quality, fitness for purpose or merchantability of the Company Shares or the assets, liabilities and operations of the Company. The provisions of the Norwegian Sale of Goods Act (including section 19(1)) relating to liability for default (Norwegian: “mangel”) shall not apply to the Sale.

8.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants as of the date hereof and as of the Closing Date to the Seller Parties as set forth in this Article 8.

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8.1	Corporate Status

The Purchaser is a Luxembourg limited liability company (Société à responsabilité limitée) and is validly organised and existing under the laws of the Grand Duchy of Luxembourg.

No step has been taken or legal proceedings started against the Purchaser for its winding-up, liquidation, bankruptcy, or dissolution under applicable laws in any relevant jurisdiction, nor is the Purchaser insolvent.

8.2	Authority
(a)	The Purchaser has full corporate or similar power and authority to execute and perform this Agreement in accordance with its terms. The terms of this Agreement constitute valid, legal and binding obligations upon the Purchaser in accordance with its terms.
(b)	Execution of this Agreement by the Purchaser and performance by the Purchaser of its obligations under this Agreement shall not constitute a breach of or default under any agreement or instrument to which the Purchaser is a party or by which it is bound, or under any order, judgment, decree or other restriction (including statutory and regulatory provisions) applicable to the Purchaser, except as would not reasonably be expected to prevent or materially delay the consummation of the Sale by the Purchaser.
8.3	Consents

No consent, approval, or authorization of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by the Purchaser in connection with the consummation of the Sale, other than the Regulatory Approvals.

8.4	Available funds
(a)	The Purchaser has sufficient immediately available funds or binding equity financing commitments to enable it to make all payments required to be made by it hereunder. The Purchaser has provided to Seller true and complete copies of the equity commitment letters pursuant to which equity investors have agreed to provide equity financing in the amounts set forth therein, and each such letter has been duly executed by the parties thereto on the date hereof and have entered into effect on the date hereof (the “Equity Commitment Letters”).
(b)	The Purchaser and its Affiliates have not entered into any agreement, arrangement or understanding (i) with respect to any Back Leverage that would cause the total outstanding amount of Back Leverage incurred or maintained by Permira and its Affiliates to exceed (x) €379,865,163.54, if the Purchaser does not elect to acquire the Additional Shares or does not timely deliver the Option Exercise Notice in accordance with Article 2, or (y) €409,658,506.89, if the Purchaser elects to acquire the Additional Shares and timely delivers the Option Exercise Notice in accordance with Article 2, or (ii) to pledge, mortgage, hypothecate, grant any rights with respect to any Transferred Shares or otherwise encumber or create any other Encumbrance on any Transferred Shares to secure any Back Leverage in excess of €379,865,163.54, if the Purchaser does not elect to acquire the Additional Shares or does not timely deliver the Option Exercise Notice in accordance with Article 2, or (y) €409,658,506.89, if the Purchaser elects to acquire the Additional Shares and timely delivers the Option Exercise Notice in accordance with Article 2.
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8.5	No other representations or warranties

The Purchaser does not make any representation or warranty, express or implied, in connection with the transactions contemplated by this Agreement other than as set forth in this Article 8.

9.	GOVERNING LAW AND DISPUTE RESOLUTION
(a)	This Agreement shall be governed by and construed in accordance with the laws of Norway, without regard to any conflict of laws rules thereof that would require the application of the laws of any other jurisdiction.
(b)	All claims, controversies or disputes arising out of or in connection with this Agreement (including with respect to its signature, validity, performance, interpretation, termination and post-termination obligations thereof) which are not resolved by the Parties shall be referred to the courts of Norway.
10.	TERMINATION
10.1	Termination

This Agreement may be terminated at any time prior to the Closing Date as follows:

(a)	by mutual written consent of the Purchaser and eBay; or
(b)	by eBay or the Purchaser by written notice to the other Party if the Closing Date shall not have occurred on or before the Long Stop Date.
10.2	Effect of Termination

In the event of termination of this Agreement as provided in Article 10.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Purchaser or the Seller Parties; provided, however, that no such termination shall relieve any Party hereto from any liability or damages resulting from a breach prior to termination by such Party of any of its agreements or covenants set forth in this Agreement, and all rights and remedies of such non-breaching Party under this Agreement in the case of any such breach shall be preserved.

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11.	MISCELLANEOUS
11.1	Notices

All notices, requests, demands, and other communications which are required or may be given under this Agreement shall be in writing in English and shall be delivered by (i) hand delivery against receipt signed and dated by the addressee, (ii) e-mail or (iii) registered mail with return receipt requested, and shall be addressed to the other Parties at the respective address set forth below or to such other address or place as any Party may from time to time designate, in writing to the other Parties, in accordance with the provisions hereof and, in each case, with a copy by e-mail.

To the Purchaser:

Astinlux Finco Sàrl

488, route de Longwy
L-1940 Luxembourg

Attention:	Cédric Pedoni
E-mail:	cedric.pedoni@permira.com

with copy to:

Freshfields Bruckhaus Deringer
Rechtsanwälte Steuerberater PartG mbB

Bockenheimer Anlage 44

60322 Frankfurt am Main

Attention:	Markus Paul/Olga Stürmer
E-mail:	markus.paul@freshfields.com olga.stuermer@freshfields.com

and:

Wikborg Rein Advokatfirma AS

Dronning Mauds gate 11, P.O.Box 1513 Vika,

NO-0117 Oslo

Attention:	Dag Erik Rasmussen
E-mail:	der@wr.no

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To either Seller Party:

c/o eBay Inc.
2025 Hamilton Avenue
San Jose, CA 95125

Attention:	General Counsel
E-mail:	mhuber@ebay.com

with copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:	Karessa L. Cain
E-mail:	KLCain@wlrk.com

Notice given pursuant to paragraphs (i), (ii) and (iii) above shall be deemed effectively given when received.

11.2	Counterparts; Signature

This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.3	Severability

If at any time subsequent to the date hereof, any provisions herein, or the application thereof to any circumstance of this Agreement, shall be held to be unenforceable, invalid or illegal by any court, arbitration tribunal, government agency or regulatory body of competent jurisdiction, as the case may be, the remainder of this Agreement shall not be affected or impaired thereby and the Parties shall negotiate in good faith to replace the offending provision by another enforceable, valid and legal provision that has the same or similar economic effect on the transactions hereby contemplated as the original provision.

11.4	Entire Agreement

The Agreement and the letter agreement entered into on the date hereof, by and among eBay, the Company, Schibsted and Permira constitute the entire agreement and supersedes all prior agreements, drafts and understandings, both written and oral, among the Parties with respect to the subject matter hereof or thereof.

11.5	Binding Effect and Assignment
(a)	This Agreement shall inure to the benefit of, and be binding upon, the Parties hereto and their respective successors and permitted assigns.
(b)	The Parties acknowledge that the rights and obligations of a Party under the Agreement may not be directly or indirectly assigned without the prior written consent of the other Parties.
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11.6	Amendments – Waiver

No provision of this Agreement may be amended, waived or otherwise modified without the prior written consent of the Parties hereto.

No failure to enforce any of its rights hereunder at any time or for any period of time by any Party hereto shall be deemed a waiver thereof. No waiver of any of the rights of any Party contained herein or arising hereunder shall be valid unless in writing and signed by such Party to be charged with such waiver.

11.7	Specific Performance

The Parties agree that they would suffer irreparable damages in the event that any provision of this Agreement is not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law that may be available.

11.8	Communication - Public Statements

The Parties have agreed on a joint press release announcing this Agreement and the Sale. Except for such joint press release or as may be required by applicable laws or regulations, which is subject to the following sentence, each of the Parties agrees that it will not issue any press release, make any public statement, or otherwise communicate publicly with respect to this Agreement or the Sale without the written consent of the other Parties. In the event any Party is required (in the reasonable opinion of counsel) by applicable law or regulation to make any public disclosure or announcement related to this Agreement or the Sale then, except to the extent the contents of such communication are consistent in all material respects with communications that have previously been publicly disseminated in accordance with this Article 11.8, such Party shall give the other Parties a reasonable opportunity to review and comment upon such communication before it is disseminated.

Notwithstanding the foregoing, the Purchaser and the Seller acknowledge that each of them will be required to notify the Oslo Stock Exchange and the Company of the crossing of share ownership thresholds as a consequence of the Sale, and they are free to make any such required notifications without restriction under this Article 11.8.

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11.9	Expenses and Taxes

Each Party shall bear and pay the fees, costs, commissions and other expenses incurred by it in connection with the preparation, negotiation, execution and implementation of this Agreement and of the Sale.

The Purchaser shall bear any transfer taxes, stamp duties and registration taxes incurred in connection with the Sale and the execution of this Agreement and shall pay such taxes, or procure that such taxes be paid, in accordance with applicable laws, and shall take all necessary measures in relation thereto.

11.10	Conflict with other agreements

If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the Parties) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Seller Parties and the Purchaser are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

[Signature pages follow]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

EBAY INC.

By:	/s/ Jamie Iannone
Name:	Jamie Iannone
Title:	President and Chief Executive Officer

EBAY INTERNATIONAL MANAGEMENT B.V.

By:	/s/ Geoffrey Lloyd
Name:	Geoffrey Lloyd
Title:	Director A

By:	/s/ Alex Green
Name:	Alex Green
Title:	Director B

[Signature Page to Share Purchase Agreement]

ASTINLUX FINCO S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

[Signature Page to Share Purchase Agreement]